UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended September 30, 2008
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to Registrant— in connection with Rule 12g3-2(b) : Not applicable.
The Company is incorporating by reference, the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8
(Registration No. 333-13772 and Registration No. 333-139949).

Currency of Presentation and Certain Defined Terms
Unless otherwise stated in this Quarterly Report or unless the context otherwise requires, references in this Quarterly Report to “we,” “our,” “us,” “Satyam,” “Satyam Computer Services” and “our company” are to Satyam Computer Services Limited and its consolidated subsidiaries and other consolidated entities.
In this Quarterly Report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$”, “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.”, “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended or ending March 31 of such year.
For your convenience, this Quarterly Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all.
Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars contained in this Quarterly Report have been based on the noon buying rate in the City of New York on September 30, 2008 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on September 30, 2008 was Rs.46.45 per $1.00.
Information contained in our websites, including our corporate website, www.satyam.com, is not part of this Quarterly Report. The data regarding Satyam as of and for the year ended March 31, 2008 is audited and data as of and for the three months and six months ended September 30, 2008 and 2007 included in this Quarterly Report is unaudited.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
We have included statements in this Quarterly Report which contain words or phrases such as “may,” “will, “ “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should” and similar expressions or variations of such expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy and our growth and expansion.

In addition to historical information, this Quarterly Report contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, or the Securities Act, and section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Item 2. Operating and Financial Review and Prospects — Risk Factors” and elsewhere in this Quarterly Report. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Quarterly Report. In addition, you should carefully review the other information in this Quarterly Report and in our periodic reports and other documents filed with the United States Securities and Exchange Commission, or SEC, from time to time. Our filings with the SEC are available on its website, www.sec.gov.

In addition, other factors that could cause results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India, Southeast Asia and other countries which have an impact on our business activities, changes in Indian and foreign laws, regulations and taxes, changes in competition and other factors beyond our control, including the factors described in this “Risk Factors” section.

We are not required to update any of the forward-looking statements after the date of this Quarterly Report to conform such statements to actual results or to reflect events or circumstances that occur after the date the statement is made or to account for unanticipated events.

PART I FINANCIAL INFORMATION
Item 1. Financial Statements
Please see Exhibit 99.7 under Item 6 of this Form 6-K for our unaudited U.S. GAAP consolidated financial statements for the six months ended September 30, 2008
Item 2. Operating and financial review and prospects
The following discussion of the financial condition and results of operations of our company should be read in conjunction with the financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see Risk Factors.
Overview
We are a global information technology (“IT”) solutions provider, offering a comprehensive range of IT services to our customers, including application development and maintenance services, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services. We also offer business process outsourcing or BPO services through our wholly-owned subsidiary, Satyam BPO Limited (formerly known as Nipuna Services Limited) or Satyam BPO. We are the fourth largest Indian IT services company, based on the amount of export revenues generated during our fiscal year ended March 31, 2008. Our total revenues for fiscal 2008 were $2,138.1 million and over the past three fiscal years our revenues have grown at a compound annual growth rate of 39.1%.
During fiscal 2006, we acquired 75% interest in Citisoft Plc, or Citisoft, and 100% interest in Knowledge Dynamics Pte Ltd., or Knowledge Dynamics and during fiscal 2007, we acquired the remaining 25% interest in Citisoft making it a wholly-owned subsidiary of Satyam.
On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between Satyam, Olympus BPO Holdings Limited and Intel Capital Corporation (together “the Investors”) and Satyam BPO. The Investors were holding preference shares of Satyam BPO totaling to $20.0 million. Out of the total preference shares, 50% of the preference shares ($10 million) were to be redeemed for $13.6 million at the target date on May 21, 2007 and the balance 50% were to get converted into equity shares of Satyam BPO based on the terms of the then existing subscription agreement.
The investors gave Satyam BPO a notice of conversion of preference shares and in January 2007 preference shares amounting to $10.0 million have been converted into 6,422,267 equity shares of Satyam BPO. Due to the issue of shares by Satyam BPO, Satyam Computer Services’ ownership interest in Satyam BPO was reduced from 100.0% as at March 31, 2006 to 74.0% as at March 31, 2007.
During fiscal 2008, in accordance with the SPRA Agreement, we acquired 26% equity shares of Satyam BPO from the Investors for a consideration of $46.5 million. Further during fiscal 2008, Satyam BPO issued 358,952 equity shares to its employees which were acquired by us at the fair value of $7.2 per share. Consequent to the above transactions our ownership interest in Satyam BPO increased to 100.0% as at March 31, 2008 from 74.0% as at March 31, 2007.
During fiscal 2008, we acquired 100% of the shares of Nitor Global Solutions Ltd, United Kingdom (“Nitor”), a company specialized in the Infrastructure Management Services (IMS) space. The total consideration for this acquisition was $5.6 million comprising of initial consideration of $3.1 million which was paid on January 04, 2008 and a performance-based payment of up to $2.5 million over two years conditional upon specified revenue and profit targets being met. The results of Nitor’s operations have been consolidated from the consummation date of January 04, 2008.
On April 04, 2008, we acquired 100% of the shares of Bridge Strategy Group LLC, (“Bridge”) a Chicago based strategy and general management consulting firm for a total consideration of $35.0 million comprising of initial consideration, deferred consideration (non contingent) and a contingent consideration. The initial consideration of $19.0 million was paid on April 04, 2008.
On April 21, 2008, we announced our intention of acquiring S&V Management Consultants (“S&V”) a Belgium based SCM Strategy consulting firm for a total consideration of $35.5 million comprising of an up-front, deferred guaranteed and deferred retention payments. The transaction is not consummated as at September 30, 2008.

On September 25, 2008, we acquired the remaining 50% equity held by Computer Associates Inc (“CA Inc”) in its joint venture, CA Satyam ASP Pvt. Ltd. (“CA Satyam”) with us for a total consideration of $1.2 million of which an amount of $0.6 million was paid on September 11, 2008 and the remaining $0.6 million is payable on December 24, 2008.
We believe that the customers are increasingly demanding IT providers that have expertise in both existing systems and new technologies, access to a large pool of highly-skilled technical personnel and the ability to serve customers globally at competitive rates. To meet these requirements, we offer our customers an integrated global delivery model, which we refer to as the “Right Sourcing Model,” to provide flexible delivery alternatives to our customers through our offshore centers located in India, offsite centers which we have established in our major markets, nearshore centers located geographically near our customers’ premises and through our onsite teams operating at our customers’ premises. In addition, we use the expertise resident in our focused industry groups to provide specialized services and solutions to our customers in the manufacturing, banking and financial services, insurance, telecommunications, infrastructure, media and entertainment, semiconductors, healthcare, life sciences, retail, oil and gas, utilities and transportation.
Our revenues and profitability have grown significantly in recent years. Our total revenues increased by 34.1% to $1,289.5 million during six months ended September 30, 2008 as compared to $961.9 million during the six months ended September 30, 2007. Our net income increased by 32.8% to $258.9 million during the six months ended September 30, 2008 from $195.0 million during the six months ended September 30, 2007. Our revenue and profitability growth is attributable to a number of factors related to the expansion of our business, including increase in the volume of projects completed for our widening customer base, increase in our associate numbers, increased growth in our consulting and enterprise business solutions business and strengthening of our customer base in United States and Europe. Our growth has continued despite increasing pressure for higher wages for our associates and pressure for lower prices for our customers. In the six months ended September 30, 2008 and fiscal 2008 our five largest customers accounted for 18.8%, and 19.3% respectively, of our total revenues. With our continuing geographical expansion we now have offshore facilities in India and facilities located overseas including Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, the United Arab Emirates, the United Kingdom and the United States. We also have sales and marketing offices located in Brazil, Canada, Germany, Italy, Netherlands, Saudi Arabia, Spain, Sweden, the United Kingdom and the United States.
In accordance with SFAS 131 No., “Disclosures about Segments of an Enterprise and Related Information”, the operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. The executive management evaluates Satyam’s operating segments based on the following two business groups:
• IT services: We provide a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. We seek to be the single service provider capable of serving all of our customers’ IT requirements. Our consulting and enterprise business solutions include services in the area of enterprise resource planning, customer relationship management and supply chain management, data warehousing and business intelligence, knowledge management, document management and enterprise application integration. We also assist our customers in making their existing computing systems accessible over the Internet. The IT segment information also includes the results of Citisoft and Knowledge Dynamics, which were acquired in fiscal 2006, Nitor which was acquired during fiscal 2008, Bridge which was acquired on April 04, 2008 and CA Satyam which was acquired on September 25, 2008.
• BPO: We provide outsourced BPO services in areas such as human resources, finance and accounting, customer care (such as voice, email and chat) besides providing industry-specific transaction processing services. We target our BPO services at the insurance, healthcare, pharma, banking and financial services, manufacturing and automobile, media and telecom and digital media and entertainment. Revenues from this business segment currently do not constitute a significant proportion of our total revenues; however, we anticipate that this proportion will increase over time. Our BPO services are offered through our wholly-owned subsidiary, Satyam BPO.

Revenues
We generate revenues through fees for services rendered in our two segments, namely, IT services and BPO services.
The following table sets forth the total revenues (excluding inter-segment revenues) for the three months and six months ended September 30, 2008 and 2007:

	Three months ended September 30,				Six months ended September 30,
	2008		2007		2008		2007
	(unaudited)		(unaudited)		(unaudited)		(unaudited)
Segment	Amount	%	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
IT services	644.4	98.8%	498.2	97.8%	1,274.8	98.9%	942.0	97.9%
BPO	7.8	1.2	11.4	2.2	14.7	1.1	19.9	2.1

Total	652.2	100.0%	509.6	100.0%	1,289.5	100.0%	961.9	100.0%

We discuss below the components of our IT services revenues by technology type, contract type, offshore or onshore designation, top customers and customer geography:
Revenues by technology
The vast majority of our revenues are generated from our various IT service offerings. The following table presents our IT services revenues (excluding inter-segment revenues) by type of service offering for the periods indicated:

	Three months ended September 30,				Six months ended September 30,
	2008		2007		2008		2007
	(unaudited)		(unaudited)		(unaudited)		(unaudited)
Technology type	Amount	%	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
Application development and maintenance services	290.2	45.0%	217.5	43.7%	572.4	44.9%	409.6	43.5%
Consulting and enterprise business solutions	289.3	44.9	225.1	45.1	572.6	44.9	423.1	44.9
Extended engineering solutions	41.9	6.5	33.4	6.7	83.4	6.6	65.9	7.0
Infrastructure management services	23.0	3.6	22.2	4.5	46.4	3.6	43.4	4.6

Total	644.4	100.00%	498.2	100.0%	1,274.8	100.00%	942.0	100.0%

Revenues by contract type
Our IT services are provided on a time-and-material basis or on a fixed-price basis. Revenues from IT services provided on a time-and-material basis are recognized in the period that the services are performed. Revenues from IT services provided on a fixed-price basis are recognized under the proportional performance basis of accounting and are recorded when we can reasonably estimate the time period to complete the work. The proportional performance estimates are subject to periodic revisions and the cumulative impact of any revision in the estimates of the proportional performance is reflected in the period in which the changes become known to us. Although we have revised our project completion estimates from time to time, such revisions have not materially affected our reported revenues. In recent years, we have experienced some pricing pressure from our customers, which has had a negative impact on margins. In response to current market trends, we are considering the viability of introducing performance-based or variable-pricing contracts. Even though in percentage terms there has been decline in fixed-price contracts in six months ended September 30, 2008 as compared with six months ended September 30, 2007, we expect that revenue from fixed-price contracts will increase in the long term.
The following table presents our IT services revenues (excluding inter-segment revenues) by type of contract for the periods indicated:

	Three months ended September 30,				Six months ended September 30,
	2008		2007		2008		2007
	(unaudited)		(unaudited)		(unaudited)		(unaudited)
Contract type	Amount	%	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
Time-and-material basis	448.8	69.6%	334.4	67.1%	875.3	68.7%	637.3	67.7%
Fixed-price basis	195.6	30.4	163.8	32.9	399.5	31.3	304.7	32.3

Total	644.4	100.0%	498.2	100.0%	1,274.8	100.0%	942.0	100.0%

Revenues based on offshore and onsite/offsite

We provide our IT services through a combination of (i) offshore centers located throughout India, (ii) teams working onsite at a customer’s location, (iii) nearshore centers located in Canada, China and Hungary to serve U.S.-based, Asia Pacific based and Europe based customers, respectively and (iv) offsite centers in locations including Australia, Brazil, Canada, China, Germany, Hungary, Japan, Korea, Malaysia, Singapore, South Africa, Thailand, the United Arab Emirates, the United Kingdom and the United States. Offshore IT services’ revenues consist of revenues earned both from IT services work conducted at our offshore centers in India as well as onsite work conducted at customers’ premises which is related to offshore work. Offshore IT services’ revenues do not include revenues from our offsite or nearshore centers located outside India or revenues from onsite work which is not related to any offshore work. These revenues are included in onsite/offsite revenues.
We generally charge higher rates and incur higher compensation expenses for work performed by our onsite teams at our customer’s premises or at our offsite and nearshore centers, as compared to work performed at our offshore centers in India. Services performed by our onsite teams or at our offsite centers typically generate higher revenues per capita, but at a lower gross margin, compared to services performed at our offshore centers in India.
The following table presents our IT services revenues (excluding inter-segment revenues) based on the location where services are performed for the periods indicated:

	Three months ended September 30,				Six months ended September 30,
	2008		2007		2008		2007
	(unaudited)		(unaudited)		(unaudited)		(unaudited)
Location	Amount	%	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
Offshore	337.3	52.4%	248.7	49.9%	665.9	52.2%	477.4	50.7%
Onsite/Offsite	307.1	47.6	249.5	50.1	608.9	47.8	464.6	49.3

Total	644.4	100.0%	498.2	100.0%	1,274.8	100.0%	942.0	100.0%

Revenues by top customers
Our top two customers accounted for 8.6% of our IT services’ revenues during the six months ended September 30, 2008, as compared to 10.7% and 10.0% during the six months ended September 30, 2007 and the year ended March 31, 2008 respectively. Our top five customers accounted for 19.0% of IT services’ revenues during the six months ended September 30, 2008, as compared to 20.4% and 19.7% during the six months ended September 30, 2007 and the year ended March 31, 2008, respectively.
Revenues based on customer location
We have experienced increasing volumes of business from customers located in the United States and Europe, attributable to both new customers and additional business from existing customers, we expect that most of our revenues will be generated in the United States followed by Europe and Asia Pacific in fiscal 2009.
The following table gives the composition of our IT services revenues (excluding inter-segment revenues) based on the location of our customers for the periods indicated:

	Three months ended September 30,				Six months ended September 30,
	2008		2007		2008		2007
	(unaudited)		(unaudited)		(unaudited)		(unaudited)
Geographic location	Amount	%	Amount	%	Amount	%	Amount	%
	(in millions, except percentages)
United States	404.8	62.8%	285.8	57.4%	781.6	61.3%	555.9	59.0%
Europe	134.8	20.9	105.5	21.2	267.5	21.0	195.4	20.7
Asia Pacific	69.9	10.9	74.0	14.9	155.8	12.2	131.6	14.0
India	20.8	3.2	20.0	4.0	39.8	3.1	36.2	3.8
Rest of the world	14.1	2.2	12.9	2.6	30.1	2.4	22.9	2.4

Total	644.4	100.0%	498.2	100.0%	1,274.8	100.0%	942.0	100.0%

Expenses

Cost of revenues
Our cost of revenues consists primarily of the compensation cost of technical staff, stock-compensation cost of such personnel, depreciation on dedicated assets and system and application software costs, amortization of intangibles, travel costs, data communication expenses and other expenses incurred that are related to the generation of revenue.
The principal component of our cost of revenues is the wage cost of our technical associates. Wage cost in India, including in the IT services industry, has historically been significantly lower than wage cost in the United States and Europe for comparably skilled professionals. However, as wages in India increase at a faster rate than in the United States, we may experience increase in our costs of personnel, particularly project managers and other mid-level professionals.
The utilization levels of our technical associates also affect our revenue and gross profits. We calculate utilization levels on a monthly basis, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100.0% utilized if he or she works 157 hours per month. We manage utilization by monitoring project requirements and timetables. The number of associates assigned to a project will vary according to size, complexity, duration and demands of the project. Associate utilization levels for IT services were 86.3%, 84.6% and 81.8% during the six months ended September 30, 2008 and 2007 and the year ended March 31, 2008, respectively.
Selling, general and administrative expenses
Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, stock-compensation cost of such personnel, travel costs, advertising, business promotion, depreciation on assets, rent, repairs, electricity and other general expenses not attributable to cost of revenues.
Subsidiaries
As of September 30, 2008, we have ten wholly-owned subsidiaries, Satyam BPO, Satyam Technologies Inc., or STI, Satyam Computer Services (Shanghai) Co. Ltd, or Satyam Shanghai, Citisoft, Knowledge Dynamics, Satyam Computer Services (Nanjing) Co. Ltd, Satyam Computer Services (Egypt) S.A.E, Nitor, Bridge Strategy and CA Satyam. These ten subsidiaries have been consolidated in our consolidated financial statements for the six months ended September 30, 2008.
Citisoft
On May 12, 2005, Satyam Computer Services acquired a 75% interest in Citisoft, a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry since 1986. The results of Citisoft’s operations have been consolidated by Satyam Computer Services from the consummation date of May 12, 2005.
The consideration for the 75% equity interest in Citisoft amounted to $17.4 million comprising of an initial consideration of $14.3 million (including direct acquisition costs of $0.9 million) and deferred consideration (non-contingent) of $3.1 million (paid in June 2006). On June 29, 2006, Satyam Computer Services exercised its call option to acquire the remaining 25% equity interest in Citisoft for a deferred consideration (non-contingent) of $5.9 million (paid during fiscal 2008). Satyam was also required to pay an earn-out consideration based on achievement of targeted revenues and profits for the years ended April 30, 2007 and 2008 respectively. However since the revenue and profit targets have not been achieved, the total earn out consideration payable in April 2007 is not payable. During fiscal 2008, Satyam Computer Services also contributed $2.0 million to Employee Benefit Trust (“EBT”) formed by Citisoft. Satyam Computer Services also entered into an amendment agreement with the selling shareholders due to which it made additional employee related pay out of $0.4 million in lieu of 2008 earn-out consideration and EBT contribution. These have been accounted for as part of cost of revenues in the consolidated statement of income.
The purchase price was allocated as follows: $2.9 million to net current assets, $0.4 million to tangible assets, $7.2 million to customer contracts and relationships, $0.8 million to trade name, $2.7 million deferred tax liability and the balance $14.7 million to goodwill. The goodwill has been allocated to the IT services segment.
Knowledge Dynamics
On October 1, 2005, Satyam Computer Services acquired 100% interest in Knowledge Dynamics, a leading Data Warehousing and Business Intelligence Solutions provider. The results of Knowledge Dynamics operations have been consolidated by Satyam Computer Services from the consummation date of October 1, 2005. The consideration for this acquisition amounted to $3.3 million comprising of initial consideration of $1.8 million (including direct acquisition costs of $11 thousand) and deferred consideration (non-contingent) of $1.5 million (paid in fiscal 2007 and 2008). Satyam was also required to pay an earn-out consideration based on achievement of targeted revenues and profits for the years ended April 30, 2007 and 2008 respectively. However since the revenue and profit targets have not been achieved, the 2007 earn out consideration is not payable. During fiscal 2008, Satyam Computer Services also entered into an amendment agreement with the selling shareholders due to which it has accounted for $0.9 million, in lieu of 2008 earn-out consideration, as part of cost of revenues in the consolidated statements of income.
The purchase price was allocated as follows: $0.5 million to net current assets, $1.0 million to customer contracts and relationships, $0.1 million to trade name, $0.4 million deferred tax liability and the balance $2.1 million to goodwill. The goodwill has been allocated to the IT services segment.
Acquisition of Minority Interests in Satyam BPO
During the year ended March 31, 2008, in accordance with the SPRA agreement, Satyam Computer Services acquired 26% equity shares of Satyam BPO from the Investors for a consideration of $46.5 million. Further during the year ended March 31, 2008, an Employee Stock Option Exercises and Share Transfer Agreement was entered into between Satyam Computer Services, Satyam BPO and certain employees of Satyam BPO holding Satyam BPO-ESOP. The exercise of options by the employees has resulted in a dilution of ownership interest of Satyam Computer Services in Satyam BPO. Satyam BPO issued 358,952 equity shares to the employees. Satyam Computer Services has acquired these shares at their fair value determined based on an independent valuation of $7.2 per share.
The purchase price was allocated as follows: $8.9 million to customer relationships, $3.0 million to deferred tax liability and the balance $43.4 million to goodwill. The goodwill has been allocated to the BPO services segment. Satyam Computer Services’ ownership interest in Satyam BPO was 100% as at March 31, 2008 as against 74% as at March 31, 2007.
Acquisition of Nitor
On October 23, 2007, Satyam Computer Services announced its intention to acquire 100% of the shares of Nitor Global Solutions Ltd, United Kingdom (“Nitor”), a Company specialized in the Infrastructure Management Services (IMS) space. The total consideration for this acquisition would be approximately $5.6 million including a performance-based payment of up to $2.5 million over two years conditional upon specified revenue and profit targets being met. The initial consideration of $3.1 million was paid on January 4, 2008.
The purchase price was allocated as follows: $0.7 million to current assets, $0.1 million to non compete agreement, $0.6 million to customer contracts and relationships, $0.2 million to internally developed technology, $0.2 million deferred tax liability and the balance $1.7 million to goodwill. The goodwill has been allocated to the IT services segment.
Acquisition of Bridge Strategy Group
On April 04, 2008, Satyam Computer Services acquired 100% of the shares of Bridge Strategy Group LLC, (“Bridge”) a Chicago based strategy and general management consulting firm for a total consideration of $ 35.0 million comprising of initial consideration, deferred consideration (non contingent) and a contingent consideration. The initial consideration of $19.0 million has been paid on April 04, 2008 and the deferred consideration has been recognized as a liability. The results of Bridge’s operations have been consolidated by Satyam Computer Services from the consummation date of April 4, 2008.
The acquisition has been accounted using the purchase method and the purchase price has been allocated to the assets acquired and liabilities assumed as of the date of acquisition, on a preliminary basis based on management’s estimates. The finalization of the purchase price allocation, which is expected to be completed within one year from the date of the acquisition, will result in adjustments to the purchase price allocation. The preliminary allocation of the purchase price resulted in goodwill of $25.9 million. The goodwill has been allocated to the IT services segment.
Acquisition of Computer Associate’s 50% interest in CA Satyam
On September 25, 2008, Satyam Computer Services acquired the remaining 50% equity held by CA Inc in its joint venture CA Satyam ASP Private Limited (“CA Satyam”). The consideration for this acquisition amounted to $1.2 million of which an amount of

$0.6 million was paid on September 11, 2008 and the remaining $0.6 million is payable on December 24, 2008. With this acquisition, CA Satyam has become a wholly-owned subsidiary of Satyam Computer Services. 50% of the profits up to September 25, 2008 were accounted under equity method. The results of CA Satyam’s operations have been consolidated by Satyam Computer Services from the consummation date of September 25, 2008. Goodwill amounting to $0.1 million has been recognized on the 50% equity acquired from CA Inc.
The purchase price was allocated as follows: $1.3 million to current assets, $0.2 million to other current liabilities and the balance $0.1 million to goodwill. The goodwill has been allocated to the IT services segment.
Preferred Stock of Subsidiary
Satyam BPO issued 45,669,999 and 45,340,000 0.05% convertible redeemable cumulative preference shares of par value Rs. 10 ($0.23) per share in October 2003 and June 2004 respectively to the Investors at an issue price of Rs. 10 ($0.23) per share, in exchange for an aggregate consideration of $20 million. On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between Satyam, the Investors and Satyam BPO. 50% of the preference shares were redeemed in August 2007 for $13.8 million. The balance 50% got converted into equity shares of Satyam BPO in January 2007 based on the terms of the then existing subscription agreement into 6,422,267 equity shares of Satyam BPO. Due to the issue of shares by Satyam BPO, Satyam Computer Services’ ownership interest in Satyam BPO reduced from 100.0% as at March 31, 2006 to 74.0% as at March 31, 2007 and the resulting gain of $7.9 million, net of taxes during the year ended March 31, 2007 was recorded as an increase in additional paid in capital. The Investors interest in Satyam BPO had been accounted for as a minority interest. Further as per the SPRA Agreement, Satyam agreed to purchase and the Investors agreed to sell these equity shares at an aggregate purchase price based on a formula. The forward contract was freestanding and had been accounted for under SFAS 150. The forward contract had a zero fair vale since as per regulatory requirements the transaction could take place only at fair value. During the year ended March 31, 2008, Satyam Computer Services acquired the minority interest of 26% in Satyam BPO from the investors for a consideration of $46.5 million as explained above.
Income Taxes
The statutory corporate income tax rate in India is currently 30.0%. This tax rate is presently subject to a 10.0% surcharge. The amount of tax and surcharge payable is further subject to a 3.0% education cess, resulting in a total tax rate of 33.99%. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by our offsite, nearshore and onsite centers, principally in the United States. We benefit from tax incentives provided to software entities by way of exemption from payment of Indian corporate income taxes until the earlier of fiscal 2010 or 10 consecutive years of operations of software development facilities designated as “Software Technology Parks,” or STP units. The benefits of this tax incentive have historically resulted in our effective tax rate being well below statutory rates. The exemption for two of our STP units in Hyderabad expired at the beginning of fiscal 2006, one STP unit in Bangalore expired at the beginning of fiscal 2007, one STP unit each in Hyderabad, Chennai, Pune and Bhubaneswar expired at the beginning of fiscal 2008 and one STP unit in Hyderabad expired at the beginning of fiscal 2009. The exemption for the remaining thirteen STP units, comprising of five in Hyderabad, three in Chennai, two in Bangalore and one each in Visakhapatnam, Gurgaon and Pune will expire in fiscal 2010.
Our subsidiaries are subject to income taxes of the countries in which they operate. Our subsidiaries’ operating loss carried forward for tax purposes amounted to approximately $85.2 million as of September 30, 2008, which is available as an offset against future taxable income of such entities. These carry forwards expire at various dates primarily over a period of 8 years in India and 20 years in other jurisdictions. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carried forward. A valuation allowance is established attributable to deferred tax assets on loss carried forward in subsidiaries where, based on available evidence, it is more likely than not that the loss will not be realized. Currently, a full valuation allowance has been made for such loss since we believe that our subsidiaries will not generate sufficient taxable income prior to expiration of carry forwards and under Indian regulations we are not allowed to file a consolidated tax return.
In addition, we are in the process of setting up many offices in various special economic zones (SEZs) in India which are subject to the SEZ Act, 2005. SEZs have many tax incentives, including 100% exemption from income tax for the first 5 years and 50% for the next 5 years.
Effective April 1, 2007, Satyam adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). As a result of the adoption of FIN 48, we did not have to recognize any increase/decrease in the liability for unrecognized tax benefits related to tax positions taken in prior periods.

RESULTS OF OPERATIONS
The following table sets forth operating data in dollars and as a percentage of total revenues for the periods indicated:

	Three months ended September 30,				Six months ended September 30,
	2008		2007		2008		2007
	(unaudited)		(unaudited)		(unaudited)		(unaudited)
Statement of Operations data:	Amount	%	Amount	%	Amount	%	Amount	%
	(in millions, except		(in millions, except		(in millions, except		(in millions, except
	percentages)		percentages)		percentages)		percentages)
Revenues:
IT services	644.4	98.8%	498.7	97.9%	1,274.8	98.9%	$942.8	98.0%
BPO	12.8	1.9	15.1	2.9	24.5	1.9	26.9	2.8
Inter-segment	(5.0)	(0.7)	(4.2)	(0.8)	(9.8)	(0.8)	(7.8)	(0.8)

Total revenues	652.2	100.0	509.6	100.0	1,289.5	100.0	961.9	100.0

Cost of revenues: (1)
IT services	(388.1)	(59.5)	(322.2)	(63.2)	(766.4)	(59.4)	(604.4)	(62.8)
BPO	(11.4)	(1.8)	(11.8)	(2.3)	(23.6)	(1.9)	(22.2)	(2.3)
Inter-segment	5.0	0.8	3.7	0.7	9.8	0.8	7.1	0.7

Total cost of revenues	(394.5)	(60.5)	(330.3)	(64.8)	(780.2)	(60.5)	(619.5)	(64.4)

Gross profit:
IT services	256.4	39.3	176.5	34.7	508.4	39.4	338.4	35.2
BPO	1.3	0.2	3.3	0.6	0.9	0.1	4.7	0.5
Inter-segment	—	—	(0.5)	(0.1)	—	—	(0.7)	(0.1)

Total gross profit	257.7	39.5	179.3	35.2	509.3	39.5	342.4	35.6

Operating expenses:
Selling, general and administrative expenses: (2)
IT services	(121.0)	(18.6)	(85.6)	(16.9)	(234.3)	(18.1)	(155.5)	(16.2)
BPO	(4.1)	(0.6)	(3.8)	(0.7)	(8.4)	(0.7)	(7.2)	(0.7)
Inter-segment	—	—	0.4	0.1	—	—	0.7	0.1

Total selling, general and administrative expenses	(125.1)	(19.2)	(89.0)	(17.5)	(242.7)	(18.8)	(162.0)	(16.8)

Operating income/(loss):
IT services	135.4	20.8	90.9	17.9	274.1	21.3	182.8	19.0
BPO	(2.8)	(0.4)	(0.5)	(0.1)	(7.5)	(0.6)	(2.4)	(0.3)
Inter-segment	—	—	(0.1)	(0.1)	—	—	—	—

Total operating income/(loss)	132.6	20.4	90.3	17.7	266.6	20.7	180.4	18.7

Interest income	15.5	2.4	16.8	3.3	31.7	2.5	33.2	3.5
Interest expense	(4.3)	(0.7)	(1.0)	(0.2)	(5.7)	(0.4)	(1.8)	(0.2)
Gain/ (loss) on foreign exchange transactions	39.5	6.0	(1.2)	(0.2)	85.5	6.6	(24.1)	(2.5)
Gain/ (loss) on foreign exchange forward and option contracts	(36.7)	(5.6)			(91.5)	(7.2)
Other income/(expense), net	0.7	0.1	11.7	2.3	0.9	0.1	33.8	3.5

Income before income taxes and equity in earnings/(losses) of associated companies	147.3	22.6	116.6	22.9	287.5	22.3	221.5	23.0

Income taxes	(15.1)	(2.3)	(14.7)	(2.9)	(28.8)	(2.2)	(26.5)	(2.8)
Minority interest	—	—	—	—	—	—	—	—
Equity in earnings/(losses) of associated companies, net of taxes	0.1	0.0	—	—	0.2	0.0	—	—

Net income	132.3	20.3	101.9	20.0	258.9	20.1	195.0	20.2

Depreciation	14.5	2.2%	9.5	1.9%	25.6	2.0%	18.9	2.0%

(1)	Inclusive of stock-based compensation expenses of $1.1million, and $3.0 million for the three months ended September 30, 2008 and 2007, respectively and $2.4 million and $5.7million for the six months ended September 30, 2008 and 2007, respectively in the IT services segments

(2)	Inclusive of stock-based compensation expenses of $2.2 million and $3.3 million for the three months ended September 30, 2008 and 2007, respectively and $4.8 million and $6.5 million for the six months ended September 30, 2008 and 2007, respectively in the IT services segments.

Comparison of results for the six months ended September 30, 2008 and September 30, 2007
Revenues. Our revenues increased by 34.1% to $1,289.5 million during the six months ended September 30, 2008 from $961.9 million during the six months ended September 30, 2007. This revenue growth of $327.6 million during the six months ended September 30, 2008 was primarily the result of an increase in business from existing customers. Revenues from existing customers increased by 35.1% to $1,190.2 million during the six months ended September 30, 2008 from $881.3 million during the six months ended September 30, 2007, the increase was primarily due to new projects/orders from our existing customers. Revenue from new customers amounted to $99.3 million during the six months ended September 30, 2008 as compared to $80.6 million during the six months ended September 30, 2007.
During the six months ended September 30, 2008, revenues from application development and maintenance increased by $162.8 million, revenues from consulting and enterprise business solutions increased by $149.5 million and revenue from extended engineering solutions and infrastructure management services increased by $17.5 million and $3.0 million respectively. In terms of percentage growth during the six months ended September 30, 2008 over the six months ended September 30, 2007, revenues from application development and maintenance services have grown by 39.7%, consulting and enterprise solutions have grown by 35.3% and revenues from extended engineering solutions and infrastructure management services have grown by 26.6% and 6.9% respectively.
Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis increased to 68.7% during the six months ended September 30, 2008 from 67.6% during the six months ended September 30, 2007. Revenues from IT services provided on a fixed-price basis decreased to 31.3% during the six months ended September 30, 2008 from 32.3% during the six months ended September 30, 2007.
The onsite revenues from IT services (excluding inter-segment revenues) increased to $419.3 million during the six months ended September 30, 2008 from $324.5 million during the six months ended September 30, 2007 primarily on account of new engagements in consulting and enterprise business solutions and the need for extensive interactions with customers in the early stages of new engagements to understand their business needs and create the relevant processes before we move the appropriate portion of the work offshore.
Of the total increase of $327.6 million in revenues during the six months ended September 30, 2008, $216.6 million was due to increased business in the United States, $72.6 million in Europe, $26.6 million in Asia Pacific, $7.0 million in India and $4.8 million in rest of the world. Our increased business in the United States, Europe and rest of the world was due to additional business from existing customers.
Cost of Revenues. Cost of revenues increased by 25.9% to $780.2 million during the six months ended September 30, 2008 from $619.5 million during the six months ended September 30, 2007. Cost of revenues represented 60.5% of revenues during the six months ended September 30, 2008 and 64.4% during the six months ended September 30, 2007. This increase of $160.7 million was attributable primarily to increases in associate compensation and benefits expenses, traveling expenses, depreciation and other expenses, attributable largely to an overall increase in our business during this period which is partially offset by decreases in communication expenses and stock-based compensation expenses. Associate compensation and benefits expenses increased by 29.6% to $638.9 million, or 49.5% of revenues, during the six months ended September 30, 2008 from $493.3 million, or 51.2% of revenues, during the six months ended September 30, 2007. The increase in the associate compensation and benefits is due to (i) an increase in the total number of technical associates by 6,289 to 48,742 as of September 30, 2008 from 42,453 as of September 30, 2007 and (ii) an increase in number of onsite technical associates by 6,547 to 11,236 as of September 30, 2008 from 4,689 as of September 30, 2007, to whom we pay a higher compensation. Traveling expenses increased by 12.2% to $57.1 million, or 4.4% of revenues, during the six months ended September 30, 2008 from $50.9 million, or 5.3% of revenues, during the six months ended September 30, 2007. This increase was primarily due to increase in the number of travels resulting from an increase in the number of technical associates. Depreciation expense increased by 35.3% to $22.6 million, or 1.8% of revenues, during the six months ended September 30, 2008 from $16.7 million, or 1.7% of revenues during the six months ended September 30, 2007. Other expenses comprised mainly of rent, power and fuel and maintenance expenses. Other expenses increased by 15.7% to $51.0 million, or 3.9% of revenues, during the six months ended September 30, 2008 from $44.0 million, or 4.6% of revenues, during the six months ended September 30, 2007. Communication expenses decreased by 12.0% to $8.2 million or 0.6% of revenues during the six months ended September 30, 2008 from $9.3 million or 1.0% of revenues during the six months ended September 30, 2007. Stock-based compensation expenses decreased to $2.4 million, or 0.2% of revenues, during the six months ended September 30, 2008 from $5.7million or 0.6% of revenues during the six months ended September 30, 2007.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 49.8% to $242.7 million during the six months ended September 30, 2008 from $162.0 million during the six months ended September 30, 2007. Selling, general and administrative expenses represented 18.8% of revenues during the six months ended September 30, 2008 and 16.8% of revenues during the six months ended September 30, 2007. This increase of $80.7 million during the six months ended September 30, 2008 was primarily because of increase in associate compensation and benefits for non-technical associates, communication expenses and traveling expenses. Associate compensation and benefits increased by 45.0% to $123.7 million, or 9.6% of revenues, during the six months ended September 30, 2008 as compared to $85.4 million or 8.9% of revenues during the six months ended September 30, 2007, primarily on account of an increase in number of non-technical associates by 708 to 3,492 as of September 30, 2008 from 2,784 as of September 30, 2007. Professional charges increased by 89.4% to $23.3 million or 1.8% of revenues during the six months ended September 30, 2008 from $12.3 million or 1.3% of revenues during the six months ended September 30, 2007, primarily on account of advisory services. Rental expenses increased by 113.7% to $10.9 million or 0.8% of revenues during the six months ended September 30, 2008 from $5.1 million or 0.5% of revenues during the six months ended September 30, 2007, primarily because of increase in the volume of our business. Traveling expenses increased by 19.4% to $19.1 million or 1.5% of revenues during the six months ended September 30, 2008 from $16.0 million or 1.7% of revenues during the six months ended September 30, 2007. Marketing expenses increased by 13.5% to $8.4 million or 0.6% of revenues during the six months ended September 30, 2008 from $7.4 million or 0.8% of revenues during the six months ended September 30, 2007. Other expenses comprised primarily of power and fuel, repairs and maintenance, depreciation and advertisement expenses. Other expenses increased by 82.0% to $51.5 million or 4.0% of revenues during the six months ended September 30, 2008 from $28.3 million, or 2.9% of revenues during the six months ended September 30, 2007. Stock-based compensation expenses decreased to $4.8 million, or 0.4% of revenues, during the six months ended September 30, 2008 from $6.5 million, or 0.7% of revenues during the six months ended September 30, 2007.
Operating income. Our total operating income was $266.6 million during the six months ended September 30, 2008, representing an increase of 47.8% over the total operating income of $180.4 million during the six months ended September 30, 2007. As a percentage of revenues, operating income was 20.7% during the six months ended September 30, 2008, as compared to 18.8% of revenues during the six months ended September 30, 2007.
Interest income. Interest income decreased by 4.5% to $31.7 million during the six months ended September 30, 2008 from $33.2 million during the six months ended September 30, 2007.
Gain/(loss) on foreign exchange transactions. Our revenues generated in U.S. dollars were 70.1% and 70.2% of revenues during the six months ended September 30, 2008 and 2007, respectively. The average exchange rate of Indian rupee to U.S. dollar during the six months ended September 30, 2008 was Rs. 42.62 against Rs. 40.38 during the six months ended September 30, 2007. As on September 30, 2008, the Indian rupee depreciated to Rs.46.45 against Rs. 39.75 as on September 30, 2007. As a result of these fluctuations in exchange rates during six months ended September 30, 2008 and 2007, gain on foreign exchange transactions was $85.5 million during the six months ended September 30, 2008 as compared to a loss of $24.1 million during the six months ended September 30, 2007.
Gain/(loss) on foreign exchange forward and option contracts. Loss on foreign exchange forward and option contracts was $91.5 million during the six months ended September 30, 2008, as compared to gain on foreign exchange forward and option contracts of $33.8 million during the six months ended September 30, 2007. The loss on foreign exchange forward and option contracts is primarily on account of rupee depreciation to Rs. 46.45 as on September 30, 2008 from Rs 40.02 as on March 31, 2008, whereas the gain on foreign exchange forward and option contracts during the six months ended September 30, 2007 is on account of appreciation of rupee to Rs. 39.75 as on September 30, 2007 from Rs.43.10 as on March 31, 2007.
Income taxes. Income taxes were $28.8 million during the six months ended September 30, 2008, representing an increase of 8.7% from $26.5 million during the six months ended September 30, 2007.
Equity in earnings/(losses) of associated companies, net of taxes. Equity in earnings/(losses) of associated companies was $0.2 million during the six months ended September 30, 2008 as compared to (21) thousands during the six months ended September 30, 2007. Equity in earnings/(losses) of Satyam Venture Engineering Services Private Limited, or Satyam Venture amounted to $0.3 million for the six months ended September 30, 2008 as compared to $(36) thousands for the six months ended September 30, 2007 and $48 thousands for the year ended March 31, 2008. Equity in earnings/(losses) of CA Satyam ASP Private Limited, or CA Satyam amounted to $(0.1) million, for the period ended September 25, 2008 as compared to $15 thousands for the six months ended September 30, 2007 and $76 thousands for the year ended March 31, 2008.

Net income. As a result of the foregoing, our net income was $258.9 million during the six months ended September 30, 2008, representing an increase of 32.8 % over our net income of $195.0 million during the six months ended September 30, 2007. As a percentage of revenues, net income decreased to 20.1% during the six months ended September 30, 2008 from 20.3% during the six months ended September 30, 2007.
Comparison of results for the three months ended September 30, 2008 and September 30, 2007.
Revenues. Our revenues increased by 28.0% to $652.2 million during the three months ended September 30, 2008 from $509.6 million during the three months ended September 30, 2007. This revenue growth of $142.6 million during the three months ended September 30, 2008 was primarily the result of an increase in business both from existing customers and new customers. Revenues from existing customers increased by 25.8% to $596.6 million during the three months ended September 30, 2008 from $474.3 million during the three months ended September 30, 2007, the increase was primarily due to new projects/orders from our existing customers. Revenues from new customers increased by 57.5% to $55.6 million in during the three months ended September 30, 2008 from $35.3 million during the three months ended September 30, 2007.
During the three months ended September 30, 2008, revenues from application development and maintenance increased by $72.7million, revenues from consulting and enterprise business solutions increased by $64.2 million, followed by extended engineering solutions and infrastructure management services, increased by $8.5 million and $0.8 million respectively. In terms of percentage growth during the three months ended September 30, 2008 over the three months ended September 30, 2007, revenues from application development and maintenance services have grown by 33.4%, consulting and enterprise solutions have grown by 28.5%, extended engineering solutions and infrastructure management services have grown by 25.4% and 3.6%, respectively.
Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis increased to 69.6% during the three months ended September 30, 2008 from 67.1% during the three months ended September 30, 2007. Revenues from IT services provided on a fixed-price basis decreased to 30.4% during the three months ended September 30, 2008 from 32.9% during the three months ended September 30, 2007.
The onsite revenues increased as a result of new engagements in consulting and enterprise business solutions during the three months ended September 30, 2008 and the need for extensive interactions with customers in the early stages of new engagements to understand their business needs and create the relevant processes before we move the appropriate portion of the work offshore.
Of the total increase of $142.6 million in total revenues during the three months ended September 30, 2008, $115.2 million is due to increased business in United States, $29.5 million in Europe, $0.8 million in India which is partially offset by decrease in business in Asia Pacific and rest of the world by $1.7 million and $1.2 million respectively. Our increased business in United States, Europe and India was due to additional business from existing customers.
Cost of Revenues. Cost of revenues increased by 19.4% to $394.5 million during the three months ended September 30, 2008 from $330.3 million during the three months ended September 30, 2007. Cost of revenues represented 60.5% of revenues during the three months ended September 30, 2008 and 64.8% during the three months ended September 30, 2007. This increase by $64.2 million was attributable primarily to increases in associate compensation and benefits expenses, traveling expenses, depreciation and other expenses, attributable largely to an overall increase in our business during this period. Associate compensation and benefits expenses increased by 21.9% to $325.2 million, or 49.9% of revenues, during the three months ended September 30, 2008 from $267.2 million, or 52.4% of revenues, during the three months ended September 30, 2007. The increase in the associate compensation and benefits is due to: (i) increase in the total number of technical associates by 911 to 48,742 as of September 30, 2008 from 47,831 as of June 30, 2008 when compared with increase in technical associates by 3,001 to 42,453 as of September 30, 2007 from 39,452 as of June 30, 2007 (ii) increase in number of onsite technical associates by 965 to 11,236 as of September 30, 2008 from 10,271 as of June 30, 2008 for which we pay a higher compensation. Traveling expenses increased by 9.1% to $28.7 million, or 4.4% of revenues, during the three months ended September 30, 2008 from $26.3 million or 5.2% of revenues, during the three months ended September 30, 2007. This increase was primarily due to increase in the number of travels resulting from increase in the number of technical associates. Depreciation expense increased by 51.2% to $12.7 million, or 1.9% of revenues, during the three months ended September 30, 2008 from $8.4 million, or 1.6% of revenues during the three months ended September 30, 2007. Other expenses comprised mainly of rent, power and fuel, communication and maintenance expenses. Other expenses increased by 7.6% to $22.5 million, or 3.4% of revenues, during the three months ended September 30, 2008 from $20.9 million, or 4.1% of revenues during the three months ended September 30, 2007.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 40.7% to $125.2 million during the three months ended September 30, 2008 from $89.0 million during the three months ended September 30, 2007. Selling, general and administrative expenses represented 19.2% of revenues during the three months ended September 30, 2008 and 17.5% of revenues during the three months ended September 30, 2007. This increase of $36.2 million during the three months ended September 30, 2008 was a result primarily of increase in associate compensation and benefits for non-technical associates, communication expenses and traveling expenses. Associate compensation and benefits increased by 29.5% to $62.8 million, or 9.6% of revenues, during the three months ended September 30, 2008 as compared to $48.6 million or 9.5% of revenues during the three months ended September 30, 2007 primarily on account of increase in the total number of non-technical associates by 316 to 3,492 as of September 30, 2008 from 3,176 as of June 30, 2008 when compared with increase in non-technical associates by 407 to 2,784 as of September 30, 2007 from 2,377 as of June 30, 2007. Professional charges increased by 128.6% to $12.8 million or 2.0% of revenues during the three months ended September 30, 2008 from $5.6 million or 1.1% of revenues during the three months ended September 30, 2007 primarily on account of legal and advisory services. Rental expenses increased by 128.6% to $6.4 million or 1.0% of revenues during the three months ended September 30, 2008 as compared to $2.8 million or 0.6% of revenues during the three months ended September 30, 2007. Communication expenses increased by 26.3% to $2.4 million or 0.4% of revenues during the three months ended September 30, 2008 as compared to $1.9 million or 0.4% of revenues during the three months ended September 30, 2007. Stock-based compensation expenses decreased to $2.2 million, or 0.3% of revenues, during the three months ended September 30, 2008 from $3.2 million, or 0.6% of revenues during the three months ended September 30, 2007. Other expenses comprised primarily of power and fuel, rent, marketing, repairs and maintenance and advertisement expenses. Other expenses increased by 42.9% to $20.9 million or 5.9% of revenues during the three months ended September 30, 2008 from $26.9 million, or 5.3% of revenues during the three months ended September 30, 2007.
Operating income. Our operating income was $132.6 million during the three months ended September 30, 2008, representing an increase of 46.8% over the operating income of $90.3 million during the three months ended September 30, 2007. As a percentage of revenues, operating income was 20.3% during the three months ended September 30, 2008, as compared to 17.7% of revenues during the three months ended September 30, 2007.
Interest income. Interest income decreased by 7.7% to $15.5 million during the three months ended September 30, 2008 from $16.8 million during the three months ended September 30, 2007.
Gain/(loss) on foreign exchange transactions. Our revenues generated in U.S. dollars were 71.1% and 69.1% of total revenues during the three months ended September 30, 2008 and 2007, respectively. The average exchange rate of Indian rupee to U.S. dollar during the three months ended September 30, 2008 was Rs. 43.71 against Rs. 40.37 during the three months ended September 30, 2007. As on September 30, 2008, the Indian rupee depreciated to Rs. 46.45 against Rs. 39.75 as on September 30, 2007 and against Rs. 40.02 as on March 31, 2008. As on September 30, 2007, the Indian rupee appreciated to Rs. 39.75 against Rs. 43.10 as on March 31, 2007. As a result of these fluctuations in exchange rates during the three months ended September 30, 2008 and September 30, 2007, gain on foreign exchange transactions was $39.5 million during the three months ended September 30, 2008 as compared to a loss of $1.2 million during the three months ended September 30, 2007.
Gain/(loss) on foreign exchange forward and option contracts. Loss on foreign exchange forward and option contracts was $36.7 million during the three months ended September 30, 2008, as compared to gain on foreign exchange forward and option contracts was $11.7 million during the three months ended September 30, 2007. The loss on foreign exchange forward and option contracts for the three months ended September 30, 2008 is primarily on account of rupee depreciation to Rs 46.45 as on September 30, 2008 from Rs 42.93 as on June 30, 2008, whereas the gain on foreign exchange forward and option contracts during the three months ended September 30, 2007 is on account of appreciation of rupee to Rs. 39.75 as on September 30, 2007 from Rs.40.58 as on June 30, 2007.
Income taxes. Income taxes were $15.1 million during the three months ended September 30, 2008, representing an increase of 2.7% from $14.7 million during the three months ended September 30, 2007.
Equity in earnings/(losses) of associated companies, net of taxes. Equity in earnings/(losses) of associated companies was $0.1 million during the three months ended September 30, 2008 as compared to $(19) thousands during the three months ended September 30, 2007. Equity in earnings/(losses) of Satyam Venture Engineering Services Private Limited, or Satyam Venture amounted to $0.1 million for the three months ended September 30, 2008 as compared to $(52) thousands for the three months ended September 30, 2007. Equity in earnings/(losses) of CA Satyam ASP Private Limited, or CA Satyam amounted to $(0.1) million for the period ended September 25, 2008 as compared to $32 thousands for the three months ended September 30, 2007.

Net income. As a result of the foregoing, our net income was $132.3 million during the three months ended September 30, 2008, representing an increase of 29.8% over net income of $101.9 million during the three months ended September 30, 2007. As a percentage of total revenues, net income increased to 20.3% during the three months ended September 30, 2008 from 20.0% during the three months ended September 30, 2007.
Liquidity and Capital Resources
Net cash provided by operating activities
Net cash provided by operating activities was $310.7 million and $138.0 million during the six months ended September 30, 2008 and 2007, respectively.
During the six months ended September 30, 2008, non-cash adjustments to reconcile the $258.9 million net income to net cash provided by operating activities consisted primarily of depreciation and amortization expense of $26.8 million, loss on financial derivative instruments of $77.9 million and increase in net accounts receivable and unbilled revenues. Net accounts receivable and unbilled revenues increased by $106.4 million primarily as a result of an increase in our revenues and increase in collection period. Accounts payable and accrued expenses increased by $81.9 million primarily on account of provision for gratuity and unutilized leave by $18.3 million, provision for expenses by $20.0 million, provision for salaries by $25.0 million.
During the six months ended September 30, 2007, non-cash adjustments to reconcile the $195.0 million net income to net cash provided by operating activities consisted primarily of depreciation and amortization expense of $19.4 million, stock-based compensation expense of $12.2 million and increase in net accounts receivable and unbilled revenues. Net accounts receivable and unbilled revenues increased by $80.3 million primarily as a result of an increase in our revenues and increase in collection period. Accounts payable and accrued expenses increased by $73.0 million primarily on account of provision for gratuity and unutilized leave by $9.9 million and increase in provision for taxation net of payments by $14.4 million and increase in accrued compensation and benefits by $13.2 million.
Net cash used in investing activities
Net cash used in investing activities was $96.5 million, and $90.8 million during the six months ended September 30, 2008 and 2007 respectively.
Net cash used in investing activities during the six months ended September 30, 2008 increased by $5.7 million to $96.5 million from $90.8 million during the six months ended September 30, 2007. This increase in net cash used in investing activities was primarily due to increase in purchase of premises and equipment of $76.9 million made during the six months ended September 30, 2008 as compared to $45.5 million during the six months ended September 30, 2007 which was offset by decrease in investments in subsidiaries and associates.
Net cash used in investing activities during the six months ended September 30, 2007 increased by $48.0 million to $90.8 million from $42.8 million during the six months ended September 30, 2006. This increase in net cash used in investing activities was primarily due to purchase of premises, plant and equipment of $45.5 million during the six months ended September 30, 2007 from $38.9 million during six months ended September 30, 2006 due to expansion of new facilities at Bangalore, Chennai, Hyderabad and Visakhapatnam and also due to acquisition of minority interest in Nipuna of $37.0 million.
Net cash used in financing activities
Net cash used in financing activities was $25.0 million and $47.4 million during the six months ended September 30, 2008 and 2007 respectively.
Net cash used in financing activities during the six months ended September 30, 2008, decreased by $22.4 million to $25.0 million from $47.4 million during the six months ended September 30, 2007. This decrease in net cash used in financing activities was primarily due to redemption of preferred stock amounting to $13.8 million during the six months ended September 30, 2007 and an increase in proceeds from issuance of common stock by $10.9 million during the six months ended September 30, 2008.
As of September 30, 2008, we had cash and cash equivalents of $433.4 million, U.S. dollar denominated loans of Satyam BPO amounting to $46.3 million, short-term borrowings of Satyam BPO amounting to $5.4 million, vehicle loans amounting to $6.6 million with maturities ranging from one to three years and short term borrowings of Bridge Strategy amounting to $1.6 million. As of September 30, 2008, we had unused lines of credit of $17.7 million from banks.
The following table describes our outstanding credit facilities as of September 30, 2008

		Amount	Interest	Computation
Loan Type	Lenders	outstanding	(per annum)	Method
(dollars in millions)
Promissory note	Caterpillar Inc	44.1	Non-interest bearing note	Not applicable
Working capital term loan	BNP Paribas, MB Financial	32.8	6 month LIBOR +0.95%	Floating
External commercial borrowing	BNP Paribas	9.7	6 month LIBOR +0.95%	Floating
Overdraft facility	BNP Paribas	5.4	6 month LIBOR +0.25%	Floating
Other loans	Various other parties	6.6	3.0%-14.5%	Fixed

Total		98.6

We have incurred capital expenditure of $76.9 million during the six months ended September 30, 2008 and we anticipate an additional capital expenditure of approximately $48.1 million in the remaining period of fiscal 2009, primarily towards construction of new facilities in our offshore centers, expand facilities in offshore centers in India and establish offsite centers outside India. We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.
The following table sets forth our contractual obligations and commitments to make future payments as of September 30, 2008. The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in normal course of operations.

	Payments due as at September30, 2008
	Within 1	1-3	3-5	After 5
	Year	Years	Years	Years	Total
	(dollars in millions)
Long-term debt	75.2	17.8	0.2	0.0	93.2
Operating leases	24.7	42.6	36.3	7.6	111.2
Unconditional purchase obligations:	—	—	—	—	—
Other commercial commitments	106.0				106.0
Bank guarantees	23.3	12.9	3.1	4.4	43.7
Gratuity Plan	2.3	6.8	11.8	31.5	52.5
Knowledge Dynamics earn-out consideration (1)	0.3	—	—	—	0.3
Nitor deferred and earn-out consideration (2)	0.8	1.6			2.4
Bridge deferred and earn-out consideration(3)	—	8.0	—	—	8.0
CA Satyam deferred consideration	0.6	—	—	—	0.6

Total contractual cash obligations.	233.2	89.8	51.4	43.5	417.9

(1)	Earn-out consideration of Knowledge Dynamics is based on certain conditions.

(2)	Earn-out consideration of Nitor is based on certain conditions.

(3)	Earn-out consideration of Bridge is based on certain conditions
Based on past performance and current expectations, we believe that our cash and cash equivalents and cash generated from operations will satisfy our working capital needs, capital expenditure, investment requirements, stock repurchases, commitments and other liquidity requirements associated with our existing operations through at least the next 12 months. In addition, there are no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources.

Stock-based Compensation
Effective April 1, 2006, Satyam adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share-Based Payment,” utilizing the modified prospective method. SFAS 123R requires the recognition of stock-based compensation expense in the consolidated financial statements for awards of equity instruments to employees based on the grant-date fair value of those awards, estimated in accordance with the provisions of SFAS 123R. Satyam recognizes these compensation costs on a graded vesting basis over the requisite service period of the award. Prior to the adoption of SFAS 123R, Satyam followed the intrinsic value method to account for its employee stock option plans in accordance with the recognition and measurement principles of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and Related Interpretations (“APB 25”), as allowed by SFAS 123 and as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. Satyam historically reported pro forma results under the disclosure-only provisions of SFAS 123.
Under the modified prospective method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), are recognized in net income in the periods after the date of adoption. In accordance with the modified prospective transition method, Satyam’s Consolidated Financial Statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.
We have five associate stock option plans. See “Item 6. Directors, Senior Management and Employees — Employee Benefit Plans” of our Annual Report on Form 20-F for the year ended March 31, 2008 filed with the SEC for more information.
Satyam’s Consolidated Financial Statements as of and for the six months ended September 30, 2008 reflect the impact of SFAS 123R. As required by SFAS 123(R), management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. Upon adoption of SFAS 123R, Satyam had no cumulative adjustment on account of expected forfeitures for stock-based awards granted prior to April 1, 2006. During the six months ended September 30, 2008, Satyam recorded stock-based compensation expense of $7.2 million on a graded vesting basis for all unvested options granted prior to and options granted after the adoption of SFAS 123R. As of September 30, 2008, there was $23.1 million of unrecognized compensation cost related to unvested options which is expected to be recognized over a weighted average period of 3 years.
The fair value of each option award is estimated on the date of grant using the Black Scholes option-pricing model. The following table gives the weighted-average assumptions used to determine fair value:

	Six months ended September 30,
	2008	2007
	(unaudited)	(unaudited)
Dividend yield	1.15%	0.78%
Expected volatility	42.38%	56.64%
Risk-free interest rate	9.42%	8%
Expected term (in years)	3.00	3.89
Expected Term: The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior.
Risk-Free Interest Rate: The risk-free interest rate is based on the applicable rates of government securities in effect at the time of grant.
Expected Volatility: The fair values of stock-based payments were valued using a volatility factor based on the Company’s historical stock prices.
Expected Dividend: The Black Scholes option-pricing model calls for a single expected dividend yield as an input.
Estimated Pre-vesting Forfeitures: When estimating forfeitures, the Company considers voluntary termination behavior. Estimated forfeiture rates are trued-up to actual forfeiture results as the stock-based awards vest.

Effect of recently issued accounting pronouncements
In December 2007, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 141 (revised 2007), Business Combinations (“SFAS 141R”), which replaced SFAS 141. SFAS 141R retains the fundamental requirements of SFAS 141, but revises certain principles, including the definition of a business combination, the recognition and measurement of assets acquired and liabilities assumed in a business combination, the accounting for goodwill, and financial statement disclosure. This Statement applies to Satyam prospectively to business combinations for which the acquisition date is on or after April 1, 2009. Early adoption of SFAS 141R is prohibited. Satyam will adopt this statement in fiscal year 2010 and its effect on future periods will depend on the nature and significance of any acquisitions that are subject to this statement.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective from fiscal year beginning on April 01, 2009 to Satyam. Satyam does not expect the adoption of this statement to have a material effect on the consolidated financials statements.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable location of important information about derivative instruments. SFAS 161 is effective from year ending March 31, 2009 to Satyam. Satyam is in the process of evaluating the impact SFAS 161 will have on the disclosures.
Effects of Inflation
India has experienced relatively high rates of inflation in the past however it has not had a significant effect on our results of operations and financial condition to date.
Exchange Rates
The following table sets forth, for each of the months indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during each of such months for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	Month end	Average	High	Low
	(Rupees)
April-2007	41.04	42.02	43.05	40.56
May-2007	40.36	40.57	41.04	40.14
June-2007	40.58	40.59	40.90	40.27
July-2007	40.18	40.27	40.42	40.12
August-2007	40.63	40.68	41.15	40.25
September-2007	39.75	40.17	40.81	39.50
October-2007	39.26	39.37	39.72	38.48
November-2007	39.52	39.33	39.68	39.11
December-2007	39.41	39.38	39.55	39.29
January-2008	39.31	39.27	39.55	39.13
February-2008	39.96	39.67	40.11	39.12
March-2008	40.02	40.15	40.46	39.76
April-2008	40.45	39.97	40.45	39.73
May-2008	42.15	42.00	42.93	40.45

Month	Month end	Average	High	Low
	(Rupees)
June-2008	42.93	42.76	42.97	42.38
July-2008	42.47	42.70	43.29	41.10
August-2008	43.25	42.91	43.74	42.01
September-2008	46.45	45.53	46.81	43.95
RISK MANAGEMENT POLICY
Our functional currency is the Indian rupee, however we transact a major portion of our business in U.S. dollars and other currencies and accordingly face foreign currency exposure from our sales in the United States and elsewhere and from our purchases from overseas suppliers in U.S. dollars and other currencies. Accordingly, we are exposed to substantial risk on account of adverse currency movements in global foreign exchange markets. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future.
We manage risk on account of foreign currency fluctuations through treasury operations. Our risk management strategy is to identify risks we are exposed to, evaluate and measure those risks, decide on managing those risks, regular monitoring and reporting to management. The objective of our risk management policy is to minimize risk arising from adverse currency movements by managing the uncertainty and volatility of foreign exchange fluctuations by hedging the risk to achieve greater predictability and stability. Our risk management policies are approved by senior management and include implementing hedging strategies for foreign currency exposures, specification of transaction limits; specifying authority and responsibility of the personnel involved in executing, monitoring and controlling such transactions.
We enter into foreign exchange forward and options contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in U.S. dollars. We enter into foreign exchange forward and options contracts where the counter party is generally a bank. We consider the risk of non-performance by the counter party as not material. These contracts mature between one and eighteen months. These contracts do not qualify for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (“SFAS 133”). Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in earnings.
The following tables give details in respect of our outstanding foreign exchange forward and options contracts:

	As at September 30,
	2008	2007
	Amount	Amount
	(dollars in millions)
Aggregate contracted principal amounts of contracts outstanding:
Forward contracts	229.2	244.0
Options contracts	386.3	539.2

Total	615.5	783.2

Balance sheet exposure:
Forward contracts	(29.3)	$18.2
Options contracts	(43.6)	17.8

Total	(72.9)	36.0

Gains/(losses) on foreign exchange forward and options contracts included in the statement of income and are as stated below:

	Three months ended September 30,		Six months ended September 30,
	2008	2007	2008	2007
	Amount	Amount	Amount	Amount
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in millions)		(dollars in millions)
Forward contracts	(13.2)	6.7	(37.5)	16.2
Options contracts	(23.5)	5.0	(54.0)	17.6

Total	(36.7)	11.7	(91.5)	33.8

Off-Balance Sheet Arrangements
We currently do not engage in any off-balance sheet arrangements.
Foreign Currency Transactions/ Translation
During the six months ended September 30, 2008 and 2007, 71.1% and 68.5%, respectively, of our total revenues were generated in U.S. dollars. A significant amount of our expenses were incurred in Indian rupees and the balance was primarily incurred in U.S. dollars, European currencies and Japanese yen. Our functional currency and the functional currency for our subsidiaries located in India is the Indian rupee; however, U.S. dollar, Pound Sterling, Singapore Dollar, Egyptian Pound and Renminbi are the functional currencies of our foreign subsidiaries located in the United States, United Kingdom, Singapore Egypt and China respectively. The translation of such foreign currencies into U.S. dollars (our reporting currency) is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using quarterly simple average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders’ equity.
We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditure, will continue to be incurred in Indian rupees. Consequently, our results of operations will be affected as the rupee appreciates/ depreciates against the U.S. dollar.
The average exchange rate of rupee to U.S. dollar during the six months ended September 30, 2008 was Rs. 42.62 against Rs. 40.72 during the six months ended September 30, 2007. As at September 30, 2008, the rupee depreciated to Rs.46.45 against Rs. 39.75 as at September 30, 2007 and Rs. 40.02 as at March 31, 2008.

Risk Factors
The following factors, together with the other information contained in this Quarterly Report and other reports and documents submitted to, or filed with, the SEC, could affect our results. If any of the following risks actually occur, our company could be seriously harmed, and the market price of our ADSs could decline.
Risks Related to Our Overall Operations
Our revenues and profitability are difficult to predict and can vary significantly from period to period which could effect our share price significantly.
Our revenues and profitability have grown rapidly in recent years and may fluctuate significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. The quarterly fluctuation of revenues is primarily because we derive our revenues from fees for services generated on a project-by-project basis. Our projects vary in size, scope and duration. For example, we have some projects that employ several people for only a few weeks and we have other projects that employ over 100 people for six months or more. A customer that accounts for a significant portion of our revenue in a particular period may not account for a similar portion of our revenue in future periods. In addition, customers may cancel contracts or defer projects at any time for a number of different reasons. Furthermore, increasing wage pressures, employee attrition, pressure on billing rates, the time and expense needed to train and productively utilize new employees and changes in the proportion of services rendered offshore can affect our profitability in any period. There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from period to period. These include (i) the duration of tax holidays or tax exemptions and the availability of other Government of India or GoI incentives; (ii) currency fluctuations, particularly when the rupee appreciates in value against the U.S. dollar, since the majority of our revenues are in U.S. dollars and a significant part of our costs are in rupees; and (iii) other general economic and political factors, including, in particular, the economic conditions in the United States. As a result, our revenues and our operating results in a particular period are difficult to predict, may decline in comparison to corresponding prior periods regardless of the strength of our business. Such factors would have a significant impact on the price of our equity shares and our ADSs.
Any inability to manage our rapid growth could disrupt our business and reduce our profitability.
We have experienced significant growth in recent periods. Our total revenues for the six months ended September 30, 2008 increased by 34.1% as compared to the six months ended September 30, 2007, and in fiscal 2008, our total revenues increased by 46.3% as compared to fiscal 2007. As of September 30, 2008, we had 52,234 employees, whom we refer to as associates, worldwide as compared to 45,237 associates as of September 30, 2007. In addition, we are continuing our geographical expansion. We have offshore facilities in India and overseas facilities located in Australia, Canada, China, Egypt Hungary, Japan, Malaysia, Singapore, United Arab Emirates, United Kingdom and United States. In addition, we have sales and marketing offices located in Brazil, Canada, Germany, Italy, the Netherlands, Saudi Arabia, Spain, Sweden, United Kingdom and United States. We have incurred $76.9 million of capital expenditure during the six months ended September 30, 2008 and $96.7 million in fiscal 2008 and in fiscal 2009 we expect to incur capital expenditure of approximately $48.1 million primarily towards the construction of new facilities and the expansion of our existing facilities in our offshore centers and to establish offsite centers outside of India.
We expect our growth to place significant demands on our management and other resources and to require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:
•	recruiting and retaining sufficiently skilled technical, marketing and management personnel

•	providing adequate training and supervision to maintain our high quality standards;

•	preserving our culture and values and our entrepreneurial environment; and

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems
Our inability to manage our growth effectively could disrupt our business and reduce our profitability.

The prevailing economic environment, pricing pressure and rising wages have negatively impacted our revenues and operating results.
We experience pricing pressures from our customers, which can negatively impact our operating results. If economic growth slows, our utilization and billing rates for our associates could be adversely affected which may result in lower gross profits and operating income.
Wage costs in India, including in the IT services industry, have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, large companies are establishing offshore operations in India, resulting in wage pressures for Indian companies, which may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased cost of IT professionals, particularly project managers and other mid-level professionals. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. Compensation increases may result in a material adverse effect on our financial performance.
Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.
The IT services market is characterized by rapid technological change, evolving industry standards, changing customer preferences and new service introductions. Our future success will depend on our ability to anticipate these advances and develop new service offerings to meet customer needs and complement our offerings of end-to-end IT services. For example, we have invested resources in training our associates in order to continually develop capabilities to provide new services to our customers. Should we fail to develop such capabilities on a timely basis to keep pace with the rapidly changing IT market or if the services or technologies that we develop are not successful in the marketplace, our business and profitability will suffer. Moreover, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.
Our revenues are highly dependent on customers primarily located in the United States and customers concentrated in certain industries, and economic slowdowns or factors that affect the economic health of the United States and our customers’ industries may affect our business.
In the six months ended September 30, 2008 and in fiscal 2008 and fiscal 2007, approximately 61.3%, 60.1% and 63.2% respectively, of our total revenues were derived from the United States. For the same periods, we earned 22.8%, 23.9 % and 27.0% respectively of our IT revenues from the manufacturing industry and 20.6%, 22.1% and 26.3% respectively of our IT revenues from the banking, financial services and insurance sector.
Our business depends on the overall demand for information technology (IT) and on the economic health of our current and prospective customers. Our current business and operating plan assumes that economic activity in general, and IT spending in particular, will at least remain at close to current levels. However, we cannot be assured of the level of IT spending, the deterioration of which could have a material adverse effect on our results of operations and growth rates. Therefore, weak economic conditions, or a reduction or delay in IT spending, even if economic conditions improve, would adversely impact our business, operating results and financial condition. For example, the recent credit market crisis in the United States and other current negative macroeconomic indicators, such as the predictions of a possible recession in the United States or other economic downturns in global markets, could adversely affect our business. Any inability of current and/or potential customers to pay us for our products and services because of their businesses being impacted on account of poor economic conditions in the United States may adversely affect our earnings and cash flow.
Some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. In the United States, in particular, there has been increasing political and media attention on these issues following the growth of offshore outsourcing. Any changes in existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, which is the largest market for our services. In the recent past, some U.S. states have proposed legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States or have enacted laws that limit or to discourage such outsourcing. Such laws restrict our ability to do business with U.S. government- related entities. It is also possible that U.S. private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain projects. Any of these events could adversely affect our revenues and profitability. Similarly, legislation came into effect in the United Kingdom in April 2006 requiring offshore outsourcing providers in certain circumstances to compensate U.K. employees for loss of jobs arising from the offshore migration of business processes.
We face intense competition in the IT services and BPO markets which could prevent us from attracting and retaining customers and could reduce our revenues.
The markets for IT services and business process outsourcing, or BPO, are rapidly evolving and highly competitive, and we expect that competition will continue to intensify. We face competition in India and elsewhere from a number of companies, including:
•	offshore IT services firms such as Infosys Technologies Limited, Tata Consultancy Services Limited and Wipro Limited

•	consulting firms such as Accenture, Bearing Point, Capgemini and Deloitte Consulting;

•	divisions of large multinational technology firms such as Hewlett-Packard; and

•	IT outsourcing firms such as Computer Sciences Corporation, Electronic Data Systems and IBM Global Services;
We also compete with software firms such as Oracle and SAP, service groups of computer equipment companies, in-house IT departments of large corporations, programming companies and temporary staffing firms. Satyam BPO Limited (formerly known as Nipuna Services Limited), our wholly-owned subsidiary, through which we provide BPO services, faces competition from firms like Infosys BPO Limited (formerly known as Progeon Limited) and Wipro BPO Solutions Limited (formerly known as Wipro Spectramind Services Limited).
A significant part of our competitive advantage has historically been the cost advantage relative to service providers in the United States and Europe. Since wage costs in this industry in India are presently increasing at a faster rate than those in the United States and Europe, our ability to compete effectively will become increasingly dependent on our reputation, the quality of our services and our expertise in specific markets. Many of our competitors have significantly greater financial, technical and marketing resources than we have and generate greater revenues than we do, and we cannot assure you that we will be able to compete successfully with such competitors and will not lose existing customers to such competitors. We believe that our ability to compete also depends in part on a number of factors outside our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical associates, the price at which our competitors offer comparable services and the extent of our competitors’ responsiveness to customer needs.
Our revenues are highly dependent upon a small number of customers.
We derive a significant portion of our revenues from a limited number of corporate customers. In the six months ended September 30, 2008 and in fiscal 2008 and fiscal 2007, our largest customer together with its affiliates, accounted for 4.4%, 4.9% and 6.3% respectively, of our total revenues. In the six months ended September 30, 2008 and in fiscal 2008 and fiscal 2007, our second largest customer accounted for 4.2%, 4.8% and 4.4% respectively, of our total revenues. In the six months ended September 30, 2008 and in fiscal 2008 and fiscal 2007, our five largest customers accounted for 19.0%, 19.3% and 23.3% respectively, of our total revenues. The volume of work performed for specific customers is likely to vary from year to year, particularly since we are usually not the exclusive outside service provider for our customers.
There are a number of factors other than our performance that could cause the loss of a customer and that may not be predictable. In certain cases, services provided by us to a customer may be significantly reduced when the customer either changes its outsourcing strategy by moving more work in-house or replaces its existing software with packaged software supported by the licensor. Some customers could also potentially develop competing offshore IT centers in India and as a result, work that may otherwise be outsourced to us may instead be performed in-house. Reduced technology spending in response to a challenging economic or competitive environment may also result in lower revenues or loss of a customer. If we lose one of our major customers or one of our major customers significantly reduces its volume of business with us, our revenues and profitability would be adversely affected.
Our fixed-price contracts expose us to additional risks, many of which are beyond our control, which may reduce the profitability of these contracts.
We offer our services either on a fixed-price basis or on a time-and-materials basis. In the six months ended September 30, 2008 and in fiscal 2008 and fiscal 2007, we derived 31.3%, 31.9% and 39.0% respectively, of our IT services revenues from fixed-price contracts. Although we use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. We may also have to pay damages to our customers for completion delays. Many of these project risks may be beyond our control. Our failure to accurately estimate the resources and time required for a project, future wage inflation and currency exchange rates, or our failure to complete our contractual obligations within the time frame committed could reduce the profitability of our fixed-price contracts.
Our customers may terminate projects before completion or choose not to renew contracts, many of which are terminable at will, which could adversely affect our profitability.
Our contracts with customers do not commit our customers to provide us with a specific volume of business and can typically be terminated by our customers with or without cause, with little or no advance notice and without penalty. Any failure to meet customer’s expectations could result in a cancellation or non-renewal of a contract. Additionally, our contracts with customers are typically limited to a specific project and not any future work. Our multi-year contracts will be due for renewal from time to time, and we cannot assure you that our customers will choose to renew such contracts for a similar or longer duration, on terms as favorable as their current terms or at all. Other than our performance, there are also a number of factors not within our control that could cause the loss of a customer. Our customers may demand price reductions, change their outsourcing strategy by moving more work in-house or to one of our competitors, or replace their existing software with packaged software supported by licensors, any of which could reduce our revenue and profitability.
A number of our customer contracts may be conditioned upon our performance, which, if unsatisfactory, could result in less revenues than previously anticipated.
We have not yet offered any performance-based or variable pricing terms to our customers. However we continue to consider the viability of introducing performance-based or variable-pricing contracts. Should we use value-based pricing terms, it will become more difficult for us to predict the revenues we will receive from our customer contracts, as such contracts would likely contain a higher number of contingent terms for payment of our fees by our customers. Our failure to meet contract goals or a customer’s expectations in such performance-based contracts may result in lower revenues, and a less profitable or an unprofitable engagement.
Some of our multi-year customer contracts contain certain provisions which, if triggered, could result in lower future revenues and profitability under the contract.
Some of our multi-year customer contracts contain benchmarking provisions, most favored customer clause and/or provisions restricting personnel from working on projects of our customers’ competitors. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services with that of an agreed list of other service providers for comparable services. Based on the results of the benchmarking study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the services we provide or to reduce the pricing for services to be performed under the balance term of the contract, which may result in lower future revenues and profitability under the contract.
Most favored customer clauses generally provide that if, during the term of the contract, we were to offer similar services to any other customers on terms and conditions more favorable than those provided in such contract, we would be obligated to offer equally favorable terms and conditions to the customer. As pricing pressures increase, some customers may demand price reductions or other pricing incentives. Any pricing reduction agreed to in a subsequent contract may require us to offer equally favorable terms to other customers with whom we have a most favored contract under the remaining term of contracts with those customers which may result in lower future revenues and profitability.
The contracts containing benchmarking provisions/most favored customer/and other similar clauses impact new projects or future services on existing projects and do not impact the terms of previously delivered projects/services. The most favored customer clause provides that the Company will offer the best pricing to a new customer if they are identified as a most favored customer. If an existing customer is granted a most favored customer status, the revised terms would apply to the services rendered to such customer after the grant of the most favored customer status. This clause is triggered if a similar contract is negotiated at a lower rate with a new / existing customer having similar volume, skill set, services offered, geography and domain. The reduction in the rates for a most favored customer would be applicable only from the time the Company offers a lower rate to any other customer who enters into a contract similar in nature to the most favored customer.

Historically no delivery / price adjustments have been required to be made on account of any of these clauses and we do not anticipate that these clauses will have a material future effect on our financial condition and results of operations.
A number of our customer contracts provide that, during the term of the contract and for a certain period thereafter ranging from six to twelve months, we may not provide similar services to any of their competitors using the same personnel. This restriction may hamper our ability to compete for and provide services to customers in the same industry, which may result in lower future revenues and profitability.
We may be unable to attract skilled professionals in the competitive labor market.
Our ability to execute projects and to obtain new customers depends largely on our ability to attract, train, motivate and retain highly skilled technical associates, particularly project managers, project leaders and other senior technical personnel. We believe that there is significant competition for technical associates who possess the skills needed to perform the services that we offer. An inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. Also, we cannot assure you that we will be able to assimilate and manage new technical associates effectively. In the six months ended September 30, 2008 and in fiscal 2008 and fiscal 2007, we experienced associate attrition in the IT services segment at a rate of 12.3%, 13.1% and 15.7% respectively. Any increase in our attrition rates, particularly the attrition rate of experienced software engineers, project managers and project leaders, could harm our growth strategy. We cannot assure you that we will be successful in recruiting and retaining a sufficient number of replacement technical associates with the requisite skills to replace those technical associates who leave. Further, we cannot assure you that we will be able to redeploy and retrain our technical associates to keep pace with continuing changes in evolving technologies and changing customer preferences. If we are unable to successfully recruit, retain, redeploy or retrain our technical associates, we may become less attractive to potential customers and may fail to satisfy the demands of existing customers, which would result in a decrease in revenues and profitability.
We dedicate significant resources to develop international operations which may be more difficult to manage and operate.
In addition to our offshore IT centers in India, we have established IT centers in Australia, Canada, China, Hungary, Japan, Malaysia, Singapore, United Arab Emirates, the United Kingdom and the United States and plan to open additional international facilities. Due to our limited experience in managing and operating facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, multiple and possibly overlapping tax structures and restrictions on the import and export of certain technologies. In addition, we may face competition in other countries from companies that may have more experience with local conditions or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture.
We are investing substantial cash assets in new facilities and physical infrastructure and our profitability could be reduced if our business does not grow proportionately.
As of September 30, 2008, we had contractual commitments of approximately $106.0 million for capital expenditures, and we estimate a total spending of $125.0 million in fiscal 2009. We may encounter cost overruns or project delays in connection with new facilities. These expansions will significantly increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.
Restrictions on immigration may affect our ability to compete for and provide services to customers in the United States and in other countries, which could hamper our growth and cause our revenues to decline.
The vast majority of our associates are Indian nationals. Most of our projects require a portion of the work to be completed at the customer’s location which is typically outside India. The ability of our associates to work in the United States, Europe and in other countries outside India depends on the ability to obtain the necessary visas and work permits. As of September 30, 2008, the majority of our associates located outside India were in the United States and held either H-1B visas or L-1 visas, allowing the employee to remain in the United States during the term of the work permit only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year. The 2005 Appropriations Bill further precludes foreign companies from obtaining L-1 visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge. The CIS has also issued new guidelines to more closely verify the qualifying criteria to restrict the liberal usage of L1visas. Immigration laws in the United States may also require us to meet certain levels of compensation and to comply with other legal requirements including labor certifications as a condition to obtaining or maintaining work visas for our associates working on H1B in the United States.
The CIS announced on April 8, 2008 that it had received sufficient applications to fill up all 65,000 H-1B visas that are available for the calendar year 2009.
Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and labor and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our employees. Our reliance on work visas for a significant number of associates makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with associates who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our associates or may encounter delays or additional costs in obtaining or maintaining the condition of such visas.
We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.
We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. It is possible that we may not be able to identify suitable acquisitions targets and candidates for strategic investments or partnerships, or if we do identify such targets or candidates, we may not be able to complete those transactions on terms commercially acceptable to us, or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.
If we acquire a company, we could have difficulty in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. In some cases, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.
We may make strategic investments in early-stage technology start-up companies in order to gain experience in or exploit niche technologies. However, our investments may not be successful. The lack of profitability of any of our investments could have a material adverse effect on our operating results.
System failure could disrupt our business.
To deliver our services to our customers, we must maintain a high speed network of satellite, fiber optic and land lines and an active voice and data communications 24 hours a day between our main offices in Hyderabad, our other IT centers in India and globally and the offices of our customers worldwide. Any systems failure or a significant lapse in our ability to transmit voice and data through satellite and telephone communications could result in loss of customers and curtailed operations which would reduce our revenue and profitability.
We may be liable to our customers for damages caused by disclosure of confidential information or system failure.
We are often required to collect and store sensitive or confidential customer and consumer data based on the agreements we enter into with our customers. Many of our customer agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our associates, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our customers or from our customers’ clients for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential customer and consumer data, whether through breach of our computer systems, system failure or otherwise, could damage our reputation and cause us to lose customers. Many of our contracts involve projects that are critical to the operations of our customers’ businesses and provide benefits which may be difficult to quantify. Any failure in a customer’s system or breaches of security could result in a claim for substantial damages against us, regardless of our alleged responsibility for such failure. Generally, we attempt to limit our contractual liability for consequential damages in rendering our services; however these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. In respect of some of our contracts, we sub-contract a part of the work to certain sub-contractors. We are liable to our customers for any breach or non-performance by our sub-contractors under the sub-contracts. We maintain general liability insurance coverage, including coverage for errors and omissions; however this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Further, an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or results in changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results and profitability.
Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.
We are highly dependent on the senior members of our management team. Our future performance will be affected by any disruptions in the continued service of these persons. We do not maintain key man life insurance for any of the senior members of our management team or other key personnel, except for our chief executive officer. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. The loss of any member of our senior management team or other key personnel may have a material adverse effect on our business, results of operations and financial condition.
Our insiders, who are shareholders, may be able to influence the election of our board and may have interests which conflict with those of our shareholders or holders of our ADSs.
Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate approximately 0.15% of our outstanding equity shares as of September 30, 2008. In addition, two of our executive directors control SRSR Holdings Private Limited, which holds approximately 8.3% of our outstanding equity shares as of September 30, 2008. As a result, acting together, this group may be able to exercise influence over most matters requiring our shareholders’ approval, including the election and removal of directors and significant corporate transactions. These insider shareholders may exercise influence even if they are opposed by our other shareholders and may delay or prevent us from entering into transactions (including the acquisition of our company by third parties) that may be viewed as beneficial to us and our other shareholders.
The value of our interest in our subsidiaries may decline.
Satyam BPO, our wholly-owned subsidiary, has experienced losses during each year since its inception and it is likely that it will continue to experience such losses in the future. Our other acquired subsidiaries, Citisoft and Knowledge Dynamics have also experienced losses since their acquisition and they may also incur losses that might have an adverse effect on our operating results in future periods.
Impairment of goodwill on account of our investments may impact our net income under U.S. GAAP.
We make estimates in the preparation of financial statements including testing of goodwill for impairment, if any. Changes in such estimates resulting from events, many of which are outside of our control, may result in the impairment of goodwill which would negatively impact our net income under U.S. GAAP. Such impact on net income may result in a reduction of the market value of our shares.
Stock-based compensation expenses may significantly reduce our net income.
Our reported income has been and will continue to be affected by the grant of warrants, options or RSUs under our various employee benefit plans. Under the terms of our existing plans, employees are typically granted warrants, options or RSUs to purchase equity shares at a substantial discount to the current market value. Depending on the grant date fair value and future grants are made, amortization of deferred stock-based compensation may contribute to reducing our operating income and net income. Our subsidiaries also have stock option schemes which may generate stock-based compensation expenses and which have and in the past reduced, and may in the future reduce our operating income and net income
Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the SEC, regulations, the New York Stock Exchange or NYSE, rules, NYSE EURONEXT rules, Financial Markets Supervision Act (FMSA) of The Netherlands, the Securities and Exchange Board of India, or SEBI, rules, and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time, as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such corporate governance standards.
In particular, our efforts to continue to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources. We consistently assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. While currently we do not have any material weaknesses there can be no assurance that future tests will not result in our independent auditors being unable to issue unqualified attestation reports on the operating effectiveness of our internal controls over financial reporting.
Additionally, under revised corporate governance standards adopted by the Bombay Stock Exchange Ltd, or BSE, and the National Stock Exchange of India Limited, or NSE, which we collectively refer to as the Indian Stock Exchanges, we have been required to comply with additional standards from December 31, 2005. These standards include a certification by our chief executive officer and chief financial officer that they have evaluated the effectiveness of our internal control systems and that they have disclosed to our independent auditors and our audit committee any deficiencies in the design or operation of our internal controls of which they may become aware, as well as any steps taken or proposed to resolve the deficiencies.
We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws, regulations or standards of corporate governance, our business and reputation may be harmed.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic issuer, which may, among other things, limit the information available to holders of our securities.
As a foreign private issuer, we are subject to requirements under the Securities Act and the Exchange Act, which are different from the requirements applicable to U.S. domestic issuers. For example, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules there under with respect to their purchases and sales of our equity shares and/or ADSs. The periodic disclosure required of foreign private issuers is more limited than the periodic disclosure required of U.S. domestic issuers and therefore there may be less publicly available information about us than is regularly published by or about the U.S. domestic issuers.
Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in London, the attacks of July 11, 2006 in Mumbai, the attacks of June 30, 2007 in Glasgow airport and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our customers. To the extent that such attacks affect or involve the United States, our business may be significantly impacted, as the majority of our revenues are derived from customers located in the United States. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our associates who are required to work in the United States, and may effectively curtail our ability to deliver our services to our customers. Such obstacles to operate our business may increase our expenses and negatively affect the results of our operations. Many of our customers visit several IT services firms, including their offshore facilities, prior to reaching a decision on vendor selection. Terrorist threats, attacks or war could make travel to our facilities more difficult for our customers and may delay, postpone or cancel decisions to use our services.
Risks Related to Investments in Indian Companies
We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, GoI policies, including taxation policies, as well as political, social and economic developments affecting India.
The GoI has recently taken actions to curtail or eliminate tax benefits that we have historically benefited from.
The statutory corporate income tax rate in India is currently 30.0%. This tax rate is presently subject to a 10.0% surcharge. The amount of tax and surcharge payable is further subject to a 3.0% education cess, resulting in total tax rate of 33.99%. We benefit from tax incentives provided to software entities such as an exemption from payment of Indian corporate income taxes until the earlier of fiscal 2010 or 10 consecutive years of operations for software development facilities designated as “Software Technology Parks,” or STP units. The benefits of this tax incentive have historically resulted in our effective tax rate being well below statutory rates. The exemption for our STP units was reduced from 100.0% to 90.0% from fiscal 2003. The exemption for two of our STP units in Hyderabad expired at the beginning of fiscal 2006, one STP unit in Bangalore expired at the beginning of fiscal 2007, one STP unit each in Hyderabad, Chennai, Pune and Bhubaneswar expired at the beginning of fiscal 2008. The benefit for one STP unit in Hyderabad expired at the beginning of fiscal 2009 and the remaining thirteen STP units, comprising of five in Hyderabad, three in Chennai, two in Bangalore and one each in Visakhapatnam, Gurgaon and Pune will expire in fiscal 2010. We also earn certain other foreign income and domestic income, which is taxable irrespective of the above tax exemption.
When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability. We cannot assure you as to what action the present or future governments of India will take regarding tax incentives for the IT industry.
In addition, we are in the process of setting up many offices in various special economic zones (SEZs) in India which are subject to the SEZ Act, 2005. SEZs have many tax incentives, including 100% exemption from income tax for the first 5 years and 50% for the next 5 years.
Foreign investment restrictions under Indian law may adversely impact the value of our ADSs, including, for example, restrictions that limit your ability to reconvert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.
Our equity shares are listed and traded on the Indian Stock Exchanges, and they may trade on these stock exchanges at a discount or premium to the ADSs traded on the NYSE and NYSE EURONEXT, in part because of restrictions on foreign ownership of the underlying shares.
Our ADSs are freely convertible into our equity shares under the deposit agreement governing their issuance, or the Deposit Agreement. The Reserve Bank of India, or RBI, prescribes fungibility regulations permitting, subject to compliance with certain terms and conditions, the reconversion of equity shares to ADSs provided that such equity shares are purchased from an Indian Stock Exchange through stock brokers and the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will only be able to trade those equity shares on an Indian Stock Exchange and, under present law, it is unlikely you will be permitted to reconvert those equity shares to ADSs. Additionally, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs.1,000 for each day such failure continues. Such restrictions on fungibility of the underlying equity shares to ADSs may cause our equity shares to trade at a discount or premium to the ADSs.
The sale of equity shares underlying the ADSs by a person not resident in India to a resident of India does not require the prior approval of the RBI, provided such sales are effected through the Indian Stock Exchanges. Any sale of such underlying equity shares by a person not resident in India to a resident of India outside of the Indian Stock Exchanges can, however, be completed without prior

RBI approval, provided such equity shares are transferred based on a pricing formula established by the Indian foreign exchange laws which set a maximum price requirement for sale of such equity shares.
Regional conflicts or natural disasters in South Asia and elsewhere could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.
South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. There has also been a recent increase in the terrorist attacks in India, including bombings at Delhi, Jaipur, Mumbai and Hyderabad. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services. In addition, our offshore and onsite operations may be impacted by natural disasters such as earthquakes, tsunamis, floods and health epidemics. In December 2004, certain parts of India were severely affected by a tsunami triggered by an earthquake in the Indian Ocean, and in October 2005, certain parts of northern India, Pakistan and Afghanistan were severely devastated by a major earthquake. Though our operations were not affected by these disasters, we cannot guarantee that in the future our operations will not be affected by the effect such natural disasters may have on the economies of India and other countries in the region.
Political instability could seriously harm business and economic conditions in India generally and our business in particular.
During the past decade, the GoI has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The general elections in 2004 for the lower house of the Indian Parliament resulted in no party winning an absolute majority and a coalition government was formed. We cannot assure you that these liberalization policies will continue in the future. Government corruption scandals and protests against privatization could slow down the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and our business in particular.
Currency exchange rate fluctuations may affect the value of our ADSs and our financial condition.
Our functional currency is the Indian rupee, although we transact a major portion of our business in U.S. dollars and several other currencies and accordingly face foreign currency exposure. Historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin, net income and financial condition.
The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. In the six months ended September 30, 2008 and in fiscal 2008 and fiscal 2007, our U.S. dollar-denominated revenues represented 71.1%, 71.7% and 74.7% respectively, of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. Depreciation of the rupee will result in foreign currency translation losses in respect of foreign currency borrowings, if any.
We have sought to reduce the effect of exchange rate fluctuations on our operating results by entering into foreign exchange forward and options contracts to cover a portion of outstanding accounts receivable. As of September 30, 2008 and 2007, we had outstanding forward and options contracts in the amount of $615.5 million and $ 783.2 million respectively. We may not be able to purchase contracts adequate to insulate ourselves from foreign exchange risks. Additionally, the policies of the RBI may change from time to time which may limit our ability to hedge our foreign currency exposures adequately.
Fluctuations in the exchange rate between the rupee and the U.S. dollar will also affect the U.S. dollar conversion by our Depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian Stock Exchanges. As a result, these fluctuations are likely to affect the prices of our ADSs. These fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from our Depositary under the deposit agreement. We cannot assure you that holders of ADSs will be able to convert rupee proceeds into U.S. dollars or any other currency, or the rate at which any such conversion could occur. In addition, our market valuation could be seriously harmed by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.
Our ability to acquire companies organized outside India as part of our growth strategy depends on the approval of the GoI and/or the RBI and failure to obtain this approval could negatively impact our business.
We have developed a growth strategy based on, among other things, expanding our presence in existing and new markets and selectively pursuing joint venture and acquisition opportunities. Foreign exchange laws in India presently permit Indian companies to acquire or invest in foreign companies without any prior governmental approval if the transaction amount does not exceed 400% of the net worth of the foreign company as of the date of its most recent audited balance sheet. If consideration for the transaction is paid out of the proceeds of an American Depositary Receipt, or ADR, or Global Depositary Receipt, or GDR, sale, Indian exchange control laws do not impose any investment limits. Acquisitions in excess of the 400% net worth threshold require prior RBI approval. It is possible that any required approval from the RBI may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.
If we are unable to protect our intellectual property rights, or if we infringe on the intellectual property rights of others, our business may be harmed.
The laws of India do not protect intellectual property rights to the same extent as the laws in the United States. Further, the global nature of our business makes it difficult for us to control the ultimate destination of our products and services. The misappropriation or duplication of our intellectual property could curtail our operations or reduce our profitability.
We rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret and trademark laws to protect our intellectual property rights. Ownership of software and associated deliverables created for customers is generally retained by customer or assigned to our customers, and we do not retain an interest in such software and deliverables.
We have registered “Satyam” and other related marks in India and the United States under certain classes and have applied for the registration of such marks in other jurisdictions where we carry on business. We currently require our technical associates to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of confidential and proprietary information. We cannot assure you that the steps taken by us in this regard will be adequate to prevent misappropriation of confidential and proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.
Although we believe that our services and products do not infringe upon the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future. Assertion of such claims against us could result in litigation, and we cannot assure you that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on reasonable commercial terms.
We expect that the risk of infringement claims against us will increase if more of our competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to us and divert the management’s attention from our operations. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any infringement claim or litigation against us could therefore result in substantial costs and diversion of resources.
Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.
Presently, Indian technology companies such as ours are able to raise capital outside of India without the prior approval of any Indian governmental authority through an ADR or GDR issuance or an issuance of convertible debt securities so long as the proceeds are kept outside India and used only for specified permitted purposes, and subject with respect to convertible debt issuances to a limit of $500 million in any fiscal year. Changes to Indian foreign exchange laws may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.
Conditions in the Indian securities market may affect the price or liquidity of our equity shares and our ADSs.
The Indian securities markets are generally more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our equity shares has been especially volatile.
The Indian Stock Exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian Stock Exchanges have, from time to time, restricted securities from trading, limited price movements and restricted margin requirements. Moreover, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. Similar problems could occur in the future and, if they do, they could harm the market price and liquidity of our equity shares and our ADSs.
It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.
We are incorporated under the laws of the Republic of India. Many of our directors and key managerial personnel and some of the experts named in this document reside outside the United States. In addition, virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to:
•	effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or

•	enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in United States courts, including judgments predicated solely upon the federal securities laws of the United States.
We have been advised by our Indian counsel, that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, may not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. If and to the extent Indian courts were of the opinion that fairness and good faith so required, it would, under current practice, give binding effect to the final judgment which had been rendered in the United States unless such a judgment was founded on a claim which breached the laws of India.
You may be subject to Indian taxes arising out of capital gains on the sale of the underlying equity shares.
Generally, capital gains, whether short-term or long-term, arising from the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the BSE or the NSE on the date the Depositary advises the custodian to exchange receipts for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by our Depositary to the custodian. With effect from October 1, 2004, any gains realized on the sale of listed equity shares held for more than 12 months to an Indian resident, or a non-resident investor in India, will not be subject to Indian capital gains tax if the securities transaction tax has been paid on the transaction. Investors are advised to consult their own tax advisors and to consider carefully the potential tax consequences of an investment in our ADSs.
There may be less company information available in Indian securities markets than securities markets in other countries.
There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. SEBI is responsible for improving disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

Risk Related to our ADSs and our Trading Market
Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares, a situation which may not continue.
Historically, our ADSs have traded on the NYSE at a substantial premium to the trading prices of our underlying equity shares on the Indian Stock Exchanges. We believe that this price premium has resulted from the relatively small portion of our market capitalization represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference for some investors to trade U.S. dollar-denominated securities. Over time, some of the restrictions on the issuance of the ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. As a result, the historical premium enjoyed by ADSs as compared to equity shares may be reduced or eliminated due to sponsored ADS offering or similar transactions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.
You may be restricted in your ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of your ownership position.
Under the Companies Act, 1956 of India, or the Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages before the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the shares which are voted on the resolution. You may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement relating to preemptive rights otherwise available by law to you. In the case of future issuances, the new securities may be issued to our Depositary, which may sell the securities for your benefit. The value, if any, our Depositary would receive upon the sale of such securities cannot be predicted. To the extent that you are unable to exercise preemptive rights granted in respect of the equity shares represented by your ADSs, your proportional interests in our company would be reduced.
Holders of ADSs may be restricted in their ability to exercise voting rights.
At our request, our Depositary will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct our Depositary to exercise the voting rights of the securities represented by ADSs. If our Depositary timely receives voting instructions from you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of our Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to our Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.
Under Indian law, subject to the presence in person at a shareholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10.0% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up value of at least Rs. 50,000. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to our Depositary, are not counted in a vote by show of hands. As a result, only in the event that a shareholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.
As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by U.S.-based issuers of proxies from their shareholders. To-date, our practice has been to provide advance notice to our ADS holders of all shareholder meetings and to solicit their vote on such matters through our Depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

An active or liquid trading market for our ADSs is not assured.
We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The lack of an active, liquid trading market could result in the loss of market makers, media attention and analyst coverage. If there is no longer a market for our equity shares, or if we fail to continue to meet eligibility requirements, we may be required to delist from the NYSE or NYSE EURONEXT and this may cause our share prices to decrease significantly. In addition, if there is a prolonged decline in the price of our equity shares, we may not be able to issue equity securities to fund our growth, which would cause us to limit our growth or to incur higher cost funding, such as short-term or long-term debt.
Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although you are entitled to withdraw the equity shares underlying the ADSs from our Depositary at any time, there is no public market for our equity shares in the United States.
The future sales of securities by our company or existing shareholders may harm the price of our ADSs or our equity shares.
The market price of our ADSs or our equity shares could decline as a result of sales of a large number of ADSs or equity shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or equity securities in the future at a time and at a price that we deem appropriate. As of September 30, 2008, we had an aggregate of equity shares outstanding of 671,379,248 (excluding 2,108,720 equity shares held by the Satyam Associate Trust), which includes underlying equity shares of 130,668,710 represented by 65,334,355 ADSs. In addition, as of September 30, 2008 we had outstanding options to purchase approximately 19,098,907 of our equity shares. All ADSs are freely tradable, other than ADSs purchased by our affiliates. The remaining equity shares outstanding may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.
Item 3: Quantitative and Qualitative Disclosure about Market Risk
Our currency, maturity and interest rate information relative to our short-term and long-term debt are disclosed in Note. 11 “Borrowings” to our consolidated financial statements.
The table below provides information about our financial instruments that are sensitive to changes in interest rates and foreign currencies as of the dates shown. Weighted average variable rates were based on average interest rates applicable to the loans. The information is presented in U.S. dollars, which is our reporting currency, based on the applicable exchange rates as of the relevant period end. Actual cash flows are denominated in various currencies, including U.S. dollars and Indian rupees.

	As at September 30,
	2008			2007
	(unaudited)			(unaudited)
	Total Recorded			Total Recorded
	Amount		Fair Value	Amount		Fair Value
	(dollars in millions except percentages)
Debt:
Promissory note	44.1		44.1	—		—
Average interest rate		—			—
Variable rate short-term debt	5.4		5.4	21.1		$21.1
Average interest rate		11.59%			8.18%
Variable rate long term debt	42.5		42.5	21.3		21.3
Average interest rate		5.70%			7.79%
Fixed rate long-term debt	6.6		6.9	5.7		5.7
Average interest rate		11.04%			8.98%
Limitations
Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

We also face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee. Our foreign exchange risk principally arises from accounts receivable from overseas customers and balances held in foreign currency with overseas banks. This risk is partially mitigated by accounts payable to overseas vendors.
During the six months ended September 30, 2008 and 2007, 96.8 % and 96.6%, respectively, of our total revenues were generated outside India. Using sensitivity analysis, a hypothetical 10% increase in the value of the Indian rupee against all other currencies would decrease revenue by 2.9%, or $37.2 million, in the six months ended September 30, 2008, 2.8%, or $60.6 million, in fiscal 2008 while a hypothetical 10% decrease in the value of the Indian rupee against all other currencies would increase revenue by 2.9% or $37.2 million, in the six months ended September 30, 2008, 2.8%, or $60.6 million in fiscal 2008.
We had outstanding forward and option contracts amounting to $615.5 million and $1,133.1 million as at September 30, 2008 and fiscal 2008 respectively. Losses on outstanding forward and option contracts amounted to $72.9 million and $2.3 million during the six months ended September 30, 2008 and in fiscal 2008, respectively. Using sensitivity analysis, a hypothetical 1% increase in the value of the Indian rupee against all other currencies would increase the loss by $2.8 million in the six months ended September 30, 2008 and by $0.6 million in fiscal 2008 while a hypothetical 1% decrease in the value of the Indian rupee against all other currencies would decrease the losses by $2.8 million in the six months ended September 30, 2008 and by $0.6 million in fiscal 2008.
In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, the aggregate of the hypothetical movement described above of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $40.0 million during the six months ended September 30, 2008 and $61.2 million in fiscal 2008. As of September 30, 2008, we had approximately $424.7 million of non-Indian rupee denominated cash and cash equivalents.
Item 4: Controls and Procedures
Not applicable.

PART II OTHER INFORMATION
Item 1. Legal Proceedings
Satyam and its subsidiaries on a consolidated basis are not currently a party to any material legal proceedings.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $150.6 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the SEC on May 14, 2001 (Registration No. 333-13464). As of December 31, 2007, the entire $150.6 million of these proceeds had been used for prepayment of loans ($26.9 million); strategic investments in our subsidiaries ($39.3 million); development of facilities and infrastructure ($58.5 million) and working capital and general corporate purposes ($25.9 million). None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.
Item 3. Default Upon Senior Securities
None
Item 4. Submission of Matters to a Vote of Security Holders
None
Item 5. Other Information
None
Item 6. Exhibits and Reports
Report on Form 6-K (Earnings Release) filed on October 24, 2008.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Satyam Computer Services Ltd.

/s/ G. Jayaraman
Name:	G. Jayaraman
Title:	Global Head — Corp. Governance & Company Secretary
Date: November 07, 2008